AVG Technologies Announces Third Tranche of Share Repurchase Program

AMSTERDAM, June 2, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the online security company, today announced the third tranche of its repurchase program announced on May 9, 2013 and subsequently on November 13, 2013. AVG may repurchase up to 1,367,941 ordinary shares between June 3, 2014 and November 9, 2014. During the first tranche, 1,500,000 ordinary shares were repurchased between June 19, 2013 and November 5, 2013, and during the second tranche, 1,132,059 ordinary shares were repurchased between November 13, 2013 and May 9, 2014.

AVG has mandated Goldman Sachs to execute the third tranche which is limited to up to 1,367,941 ordinary shares to be repurchased between June 3, 2014 and November 9, 2014. For that, Goldman Sachs will decide on the timing of the share repurchases independently of and without being influenced by AVG. Goldman Sachs is a full service securities firm and may enter into other transactions in respect of the shares.

Details of the share repurchase program, including repurchase price, applicable trading, acquisition, volume and termination conditions under the program can be consulted in the previous issued press releases of May 9, 2013 and November 13, 2013.

The number of shares repurchased each week during the share repurchase program and the average purchase price will be disclosed on the Investor Relations section (Financial Information > Share Buyback Activity) of the AVG website www.avg.com or investors.avg.com.

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About AVG Technologies

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has over 187 million active users, as of March 31, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

www.avg.com

CONTACT: Investors, Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com